SD 3/3/03

03002470

VF 2-28-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31,2004
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RECEIVED FEB 27 2003 181 WASH. D.C. PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Access

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place, 11th Floor

(No. and Street)

New York, N.Y. 10004

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven W. Mastronardi 212-709-9433

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – if individual, state last, first, middle name)

1177 Avenue of the Americas, New York, N.Y. 10036

(Address) (City) (State) (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 10 2003

AFFIRMATION

I affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Access, as of December 31, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature
Chief Executive Officer
Title

Signature
Chief Financial Officer
Title

Notary Public

Sworn to Before me this 24th Day of February, 2003.

KATHLEEN SCHATZ
Notary Public, State of New York
No. 01SC6068634
Qualified in New York County
Commission Expires January 07, 2006

This report contains:

[x] (a) Facing Page

[x] (b) Statement of Financial Condition.

[x] (c) Statement of Income (Loss).

[x] (d) Statement of Changes in Financial Condition.

[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[x] (g) Computation of Net Capital.

[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[x] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

Wall Street Access

(A general partnership)
Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Partners
of Wall Street Access

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Wall Street Access (the "Partnership") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2003

Wall Street Access
(A general partnership)
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 14,483,572
Securities owned, at fair value (Notes 3 and 4)	9,045,971
Receivable from clearing broker (Note 4)	1,231,584
Commissions and fees receivable	151,914
Other receivables	135,596
Fixed assets and leasehold improvements, net of accumulated depreciation and amortization (Note 6)	1,722,812
Other assets and prepaid expenses	597,068
Receivables from affiliates (Note 9)	1,352,569
Total assets	$ 28,721,086
Liabilities and Partners' Capital	
Liabilities	
Accounts payable and accrued liabilities	$ 3,071,250
Employee compensation payable	1,328,102
Payable to affiliates	32,279
Securities sold, but not yet purchased, at fair value (Notes 3 and 4)	5,016
Total liabilities	4,436,647
Commitments and contingencies (Note 8)	
Partners' capital	24,284,439
Total liabilities and partners' capital	$ 28,721,086

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Wall Street Access (the "Partnership") is a New York general partnership between DPK Securities, LLC and Denis P. Kelleher, LLC. (the "General Partners"). The General Partners are single member LLC's owned by Wall Street Access, LLC, which was formed during 2001 as part of the reorganization of its parent, Wall Street Access Corporation. The Partnership provides securities brokerage services to retail and institutional customers using telephone and internet access.

The Partnership is a broker-dealer formed under the Securities Exchange Act and registered with the Securities and Exchange Commission ("SEC"). The Partnership is a member of both the National Association of Securities Dealers, Inc. ("NASD") and the New York Stock Exchange, Inc. ("NYSE").

2. Summary of Significant Accounting Policies

Securities transactions and commissions
Transactions in securities owned and securities sold, but not yet purchased, are recorded on a trade date basis.

Cash and cash equivalents
The Partnership considers all highly liquid investment instruments with original maturities of 90 days or less to be cash equivalents.

Fair value of financial instruments
The financial instruments of the Partnership are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Fixed assets and leasehold improvements
Fixed assets and leasehold improvements are recorded at cost less depreciation and amortization, respectively, using the straight line method over the estimated useful lives of the assets or, for leasehold improvements, the lesser of the useful life of the improvements or the term of the lease. Fixed assets are depreciated over three to five years.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased are listed below and are recorded at fair value generally obtained from quoted market prices. The limited partnership investments are investments in hedge funds and are based on values obtained from the fund managers. The private equity investments and limited partnership investments are considered securities not readily marketable as there is no market on a securities exchange and no independent publicly quoted market. Because of the inherent uncertainty of valuation of the private equity investments, the estimated value may differ significantly from the value that would have been used had a ready market existed for such

investments, and the difference could be material. The components of securities owned and securities sold, but not yet purchased include:

	Securities Owned December 31, 2002
U.S. equity securities	$ 4,052,378
Limited partnership investments	3,291,858
Foreign securities	140,470
Private equity investments	418,901
U.S. mutual funds	878,041
Certificate of deposit	165,777
Corporate bonds	98,546
	$ 9,045,971

	Securities Sold, But Not Yet Purchased December 31, 2002
U.S. state and local government bonds	$ 5,016
	$ 5,016

4. Receivable from Clearing Broker

The Partnership has an agreement with another U.S. broker-dealer whereby the broker-dealer acts as the Partnership's exclusive U.S. clearing broker. The Partnership earns commissions as an introducing broker for the transactions of its customers. Amounts receivable from the clearing broker largely represent commissions receivable from the Partnership's clearing broker. The clearing broker extends margin credit to the Partnership's customers (secured by the customer securities), clears transactions and acts as custodian.

5. Financial Instruments with Off-balance Sheet Risk

In the normal course of its business, the Partnership enters into various securities and off-balance sheet transactions, primarily securities sold, but not yet purchased.

Securities sold, but not yet purchased represent obligations of the Partnership to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition.

The risk of customers failure to settle securities transactions is borne by the Partnership. The Partnership's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of customers to satisfy their contractual obligations. To mitigate such risks, the Partnership has developed credit monitoring procedures and increased required margin levels for certain securities. The Partnership monitors margin levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in margin levels, as appropriate. The

Partnership indemnifies the clearing broker against certain losses the clearing broker may sustain from customer accounts introduced by the Partnership.

At December 31, 2002, all principal securities positions were in possession or control of the clearing broker with the exception of the private equity investments and limited partnership investments. Credit exposure may result in the event the clearing broker is unable to fulfill its contractual obligations.

The Partnership did not hold any material derivative positions at any time during the year ended December 31, 2002.

6. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consist of the following:

	December 31, 2002
Computer equipment and software	$ 2,401,035
Furniture, office equipment and leasehold improvements	1,204,184
	3,605,219
Less: accumulated depreciation and amortization	(1,882,407)
	$ 1,722,812

7. Employee Benefit Plan

The Partnership sponsors a 401(k) plan (the "Plan") whereby all qualified employees are eligible to participate. The expense under the Plan for the year ended December 31, 2002 was $209,751. The Partnership may contribute to the Plan on a discretionary basis.

8. Commitments and Contingencies

The Partnership has non-cancelable operating leases for office space and computer equipment, which have the following annual minimum payments:

2003	$ 1,137,930
2004	843,912
2005	733,656
2006	721,243
2007	721,243
2008 and thereafter	735,174
	$ 4,893,158

The primary lease for office space expires in 2008. The office lease contains provisions for rent escalation based on increases in cost incurred by the lessor, which cannot exceed 3% per annum.

The Partnership is involved in various claims and possible actions arising out of the normal course of business. It is the opinion of management, based on current knowledge and after consultation with counsel, that the outcome of such matters will not have a material adverse effect on the Partnership's financial statements.

9. Related Party Transactions

The Partnership has various receivables due from related parties which largely represent reimbursements due for amounts paid on behalf of the affiliated entities. All amounts represent cash transactions or contributions of assets and have no impact on the results of operations of the Partnership.

As of December 31, 2002, the Partnership has a receivable from Wall Street Access, LLC of $700,630 and also has receivables due from other affiliates of $651,939.

The Partnership entered into a contractual arrangement with a subsidiary (the Subsidiary) of one of the owners of Wall Street Access LLC. Under this arrangement the Partnership receives a service fee for providing brokerage services for accounts introduced by the Subsidiary. The service fee is contractually determined as are certain other fees and expenses associated with the arrangement. The profits from the arrangement are shared equally between the Partnership and the Subsidiary and are reported as a component of Other revenue.

The Partnership has investments in hedge funds which are associated with the Partnership. As of December 31, 2002 these investments were approximately $308,000 and are reported in limited partnership investments within securities owned. Certain administrative services are provided by the Partnership for these funds.

The Partnership held an investment in a hedge fund which was also the Partnership's largest customer. As of December 31, 2002, the investment is approximately $85,000 and is reported in limited partnership investments within securities owned.

10. Net Capital and Customer Reserve Requirements

As a registered broker-dealer and member of the NYSE, the Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires that the Partnership maintain minimum net capital, as defined, of 6.67% of aggregate indebtedness or $100,000, whichever is greater. The Partnership had net capital at December 31, 2002 of $15,103,818, which exceeded its respective net capital requirement by $14,808,374.

The Partnership is considered an introducing broker with a fully disclosed clearing relationship with another firm and does not maintain custody of customer funds or securities. Accordingly, the Partnership has been granted an exemption by the NYSE from the computation for determination of reserve requirements for broker-dealers under subparagraph (k)(2)(ii) of the SEC Rule 15c3-3.